19010707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: August 31, 2020 Estimated average burden hours per response. 12.00

SEC
Mail Processing
Section
FEB 26 2019
Washington DC
410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Evercore Group L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

55 East 52nd Street
(No. and street)

New York	NY	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Pensa **212-822-7573**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

AFFIRMATION

February 22, 2019

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Paul Pensa, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Evercore Group L.L.C. (hereafter referred to as the "Company"), as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Pensa

Chief Financial Officer

Subscribed and sworn to before me this

22nd day of February, 2019

Lesley T. Cassis

NOTARY PUBLIC

LESLEY T. CASSIS
NOTARY PUBLIC STATE OF NEW YORK
No. 01CA6024242
Qualified in New York County
My Commission Expires 05-03-2019

EVERCORE GROUP L.L.C.
(SEC ID No. 8-49830)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2018 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of Evercore Group L.L.C.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Evercore Group L.L.C. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 22, 2019

We have served as the Company's auditor since 2005.

EVERCORE GROUP L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(dollars in thousands)

Assets		
Cash	$	280,373
Securities owned, at fair value		176,827
Accounts receivable (net of allowances of $50)		240,063
Receivable from clearing organization		10,524
Due from affiliates		14,330
Other assets		3,374
Total Assets	$	725,491
Liabilities and Member's Equity		
Due to affiliates	$	127,019
Deferred revenue		1,858
Other liabilities		5,688
Total Liabilities		134,565
Commitments and Contingencies (Note 9)		
Member's Equity		590,926
Total Liabilities and Member's Equity	$	725,491

See notes to Statement of Financial Condition.

(dollars in thousands)

NOTE 1 - ORGANIZATION

Evercore Group L.L.C. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), and is registered as a broker-dealer in all 50 states and the District of Columbia. The Company provides corporate finance advisory services primarily to corporations in connection with mergers, acquisitions, divestitures, shareholder activism, leveraged buyouts, joint ventures, restructuring, recapitalizations, and other extraordinary corporate transactions. These services also include the establishment of appropriate acquisition criteria; screening and identification of acquisition targets; valuation and assistance with due diligence and formulation of strategy; and assistance with negotiations and consideration of financing alternatives. The Company also provides valuation services, including public company comparisons and comparable transaction analysis, raises funds for financial sponsors, participates in securities underwriting and selling activities and offers equity research and agency-only equity securities sales and trading for institutional investors. In 2018, the Company announced the expansion of its global investment banking platform by establishing a Real Estate Capital Advisory business within its existing Private Capital Advisory L.P. business.

The Company has not engaged in any of the following activities:

a. Carrying securities accounts for clients;

b. Receiving or holding securities or funds of clients;

c. Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

Evercore BD Investco L.L.C. (the "Member"), a majority owned subsidiary of Evercore Partners Services East ("East"), is the sole member of the Company.

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America.

The Company adopted Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") on January 1, 2018 using the modified retrospective method of transition applied to contracts which were not completed as of January 1, 2018. The Company did not have a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 creates ASC 606, "Revenue from Contracts with Customers," ("ASC 606"), which provides a five step model to revenue recognition as follows:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company applies this model to its Investment Banking revenue streams.

Investment Banking Revenue - The Company earns investment banking fees from clients for providing advisory services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings, activism and defense and similar corporate finance matters. The Company's Investment Banking services also include services related to securities underwriting, private placement services and commissions for agency-based equity trading services and equity research. Revenue is recognized as the Company satisfies performance obligations, upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for these services. The Company's contracts with customers may include promises to transfer multiple services to a customer. Determining whether services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. For performance obligations satisfied over time, determining a measure of progress requires the Company to make significant judgments that affect the timing of revenue recognized. For certain advisory services, the Company has concluded that performance obligations are satisfied over time. This is based on the premise that the Company transfers control of services and the client simultaneously receives benefits from these services over the course of an engagement. For performance obligations satisfied at a point in time, determining when control transfers requires the Company to make significant judgments that affect the timing of when revenue is recognized. The Company records Investment Banking Revenue for the following:

Advisory Fees - In general, advisory fees are paid at the time the Company signs an engagement letter, during the course of the engagement or when an engagement is completed. In some circumstances, and as a function of the terms of an engagement letter, the Company may receive fixed retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter or over the course of the engagement, where the engagement letter will specify a future service period associated with those fees. The Company may also receive announcement fees upon announcement of a transaction in addition to success fees upon closing of a transaction or another defined outcome, both of which represent variable consideration. This variable consideration will be included in the transaction price, as defined, and recognized as revenue to the extent that it is probable that a significant reversal of revenue will not occur. When assessing probability, the Company applies careful analysis and judgment to the remaining factors necessary for completion of a transaction, including factors outside of the Company's control. A transaction can fail to be completed for many reasons which are outside of the Company's control, including failure of parties to agree upon final terms, to secure necessary board or shareholder approvals, to secure necessary financing or to achieve necessary regulatory approvals, or due to adverse market conditions. In the case of bankruptcy engagements, fees are subject to approval of the court.

With respect to retainer, announcement and success fees, there are no distinct performance obligations aside from advisory activities, which are generally focused on achieving a milestone (typically, the announcement and/or the closing of a transaction). These advisory services are provided over time throughout the contract period. The Company recognizes revenue when distinct services are performed and when it is probable that a reversal of revenue will not occur, which is generally upon the announcement or closing of a transaction. Accordingly, in any given period, advisory fees recognized for certain transactions may relate to services performed in prior periods. In circumstances in which retainer fees are received in advance of services, these fees are initially recorded as Deferred revenue (a contract liability) on the Statement of Financial Condition, and subsequently recognized as advisory fee revenue in Advisory Fees on the Statements of Income during the applicable time period within which the service is rendered. Announcement fees for advisory services

are recognized upon announcement (the point at which it is determined that the reversal of revenue is not probable) and all other requirements for revenue recognition are satisfied. A portion of the announcement fee may be deferred based on the services remaining to be completed, if any. Success fees for advisory services, such as merger and acquisition ("M&A") advice, are recognized when it is determined that the reversal of revenue is not probable and all other requirements for revenue recognition are satisfied, which is generally at closing of the transaction.

With respect to fairness or valuation opinions, fees are fixed and there is a distinct performance obligation, since the opinion is rendered separate from any other advisory activities. Revenues related to fairness or valuation opinions are recognized at the point in time when the opinion has been rendered and delivered to the client. In the event the Company was to receive an opinion or success fee in advance of the completion conditions noted above, such fee would initially be recorded as Deferred revenue (a contract liability) on the Statement of Financial Condition and subsequently recognized as advisory fee revenue when the conditions of completion have been satisfied.

Placement fee revenues are attributable to capital raising on both corporations and financial sponsors. The Company recognizes placement fees in accordance with the terms of the engagement letter, which are generally contingent on the achievement of a capital commitment by an investor, at the time of the client's acceptance of capital or capital commitments.

Underwriting Fees - Underwriting fees are attributable to public and private offerings of equity and debt securities and are recognized at the point in time when the offering has been deemed to be completed by the lead manager of the underwriting group. When the offering is completed, the performance obligation has been satisfied and the Company recognizes the applicable management fee, selling concession and underwriting fee. Estimated offering expenses are presented gross.

Commissions and Related Fees - Commissions and Related Fees include commissions received from customers for the execution of agency-based brokerage transactions in listed and over-the-counter equities. The execution of each trade order represents a distinct performance obligation and the transaction price at the point in time of trade order execution is fixed. Trade execution is satisfied at the point in time that the customer has control of the asset and as such, fees are recorded on a trade date basis or, in the case of payments under commission sharing arrangements, when earned. The Company also earns subscription fees for the sales of research. The delivery of research under subscription arrangements represents a distinct performance obligation that is satisfied over time. The fees are fixed and are recognized over the period in which the performance obligation is satisfied. Cash received before the subscription period ends is initially recorded as Deferred revenue (a contract liability) on the Statement of Financial Condition, and is recognized in income ratably over the period in which the related services are rendered.

Use of Estimates - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Interest Income and Interest Expense - Interest is recorded on cash balances and on securities owned on an accrual basis as earned.

Service Fees and Affiliate Contracts - The Company's service fees and affiliate contracts are settled monthly. See Note 4 for further information.

Execution and Clearing Expenses - Execution and clearing expenses are accrued as incurred.

Securities Owned, at Fair Value - The Company reflects securities owned at fair value on a trade-date basis. The Company invests in a fixed income portfolio consisting primarily of treasury securities and municipal bonds. These securities are carried at fair value.

Fair Value of Financial Instruments - The Company's cash and securities owned are recorded at fair value or at amounts that approximate fair value pursuant to Accounting Standards Codification ("ASC") 820, "Fair Value Measurement" ("ASC 820"), which among other things requires enhanced disclosures about financial instruments carried at fair value and for those not carried at fair value. See Note 5 for further information.

Accounts Receivable and Contract Assets - Accounts Receivable consists primarily of investment banking fees and expense reimbursements charged to the Company's clients. The Company records Accounts Receivable, net of any allowance for doubtful accounts, when relevant revenue recognition criteria has been achieved and payment is conditioned on the passage of time. The Company maintains an allowance for doubtful accounts to provide coverage for estimated losses from its client receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's analysis of the client's creditworthiness and specifically reserves against exposure where the Company determines the receivables are impaired, which may include situations where a fee is in dispute or litigation has commenced.

The collection periods for the Company's receivables generally are within 90 days of invoice, with the exception of placement fees, which are generally collected within 180 days of invoice, and fees related to private funds capital raising, which are collected in a period exceeding one year. The collection period for restructuring transaction receivables may exceed 90 days.

The Company records contract assets within Other Assets on the Statement of Financial Condition when payment is due from a client conditioned on future performance or the occurrence of other events. The Company also recognizes a contract asset for the incremental costs of obtaining a contract with a customer if the benefit of those costs is expected to be longer than one year. The Company applies a practical expedient to expense costs to obtain a contract as incurred when the amortization period is one year or less.

Income Taxes - No provision for federal or state income taxes is included in the accompanying Statement of Financial Condition as the Member is responsible for such taxes based on its share of the Company's income.

Subsequent Events - The Company evaluates subsequent events through the date on which the Statement of Financial Condition is available to be issued.

(dollars in thousands)

NOTE 3 - REVENUE

Contract Balances

The change in the Company's contract assets and liabilities during the period primarily reflects timing differences between the Company's performance and the client's payment. The Company's accounts receivable and deferred revenue (contract liabilities) for the year ended December 31, 2018 are as follows:

	Accounts Receivable	Other Assets (Contract Assets)	Deferred Revenue (Contract Liabilities)
Balance at January 1, 2018	$ 114,475	$ —	$ 1,543
Increase (Decrease)	125,588	3,374	315
Balance at December 31, 2018	$ 240,063	$ 3,374	$ 1,858

The Company's contract assets represent arrangements in which an estimate of variable consideration has been included in the transaction price and thereby recognized as revenue that precedes the contractual due date. The application of ASC 606 resulted in $3.4 million of variable consideration recognized under the standard for which it is probable that a significant reversal of revenue will not occur, substantially all of which would have been recognized in the fourth quarter of 2018 under the legacy accounting standard. Under ASC 606, revenue is recognized when all material conditions for completion have been met and it is probable that a significant revenue reversal will not occur in a future period.

Generally, performance obligations under client arrangements will be settled within one year, therefore, the Company has elected to apply the practical expedient in ASC 606-10-50-14.

NOTE 4 - RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement effective January 2, 2010, and updated on February 12, 2018 under substantially similar terms, East provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;
b. All communication services, postage, office supplies;
c. Administrative and support services and equipment as may be necessary for the Company to conduct its business;
d. Payment of salaries, bonuses and related costs of all East employees performing duties on behalf of the Company; and
e. Payment on the Company's behalf of all registration and filing fees necessary for the Company to do business as a broker-dealer.

Throughout the year, an allocation of the above costs, with no mark-up in price, is made to the Company by East via a service fee. The Company incurred service fees to East, of which $126.0 million is payable as of December 31, 2018 and is included in Due to Affiliates in the accompanying Statement of Financial Condition. Further, the Company's affiliate, ISI UK, markets the Company's research and services to its European Clients. All of ISI UK's expenses, net of its direct third party revenues, are charged back to the

(dollars in thousands)

Company on a cost-plus basis. The Company had a payable of $1.0 million included within Due to Affiliates on the Statement of Financial Condition at December 31, 2018 related to this arrangement.

In the normal course of business, the Company shares advisory revenues for specific engagements with affiliates in the UK, Germany, Mexico, Hong Kong, Canada, Singapore and Brazil. At December 31, 2018, the Company had receivables from these affiliates of $14.3 million included within Due from Affiliates on the Statement of Financial Condition related to such arrangements.

East maintains a loan agreement with PNC Bank, National Association ("PNC") for a revolving credit facility in an aggregate principal amount of up to $30.0 million, to be used for working capital and other corporate activities. This facility is secured by East's accounts receivable and the proceeds therefrom, as well as the Company's accounts receivable. In addition, the agreement contains certain reporting covenants as well as certain debt covenants that prohibit East and Evercore Inc., the ultimate parent, from incurring other indebtedness subject to specified exceptions. Drawings under this facility bear interest at the prime rate. The facility matures on June 22, 2018, subject to an extension agreed to between East and PNC. In January 2018, East drew down $30.0 million on this facility, all of which was repaid on March 2, 2018.

NOTE 5 - FAIR VALUE MEASUREMENTS

ASC 820, among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily-available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

> *Level I* - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives. As required by ASC 820, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
>
> *Level II* - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The estimated fair values of these securities are based on quoted market prices provided by external pricing services.
>
> *Level III* - Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The Company had no Level III investments at December 31, 2018.

The following table presents the categorization of investments within Securities owned, at fair value, on the Company's Statement of Financial Condition, measured at fair value on a recurring basis:

(dollars in thousands)

	December 31, 2018			
	Level I	Level II	Level III	Total
Money Market Instruments	$ 4,449	$ —	$ —	$ 4,449
Treasury Securities	109,578	—	—	109,578
Municipal Bonds, Corporate Bonds and Other Debt Securities	—	62,800	—	62,800

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company had no transfers between fair value levels during the year ended December 31, 2018.

The carrying amount and estimated fair value of the Company's financial instrument assets and liabilities which are not measured at fair value on the Statement of Financial Condition are listed in the table below.

		December 31, 2018			
	Carrying	Estimated Fair Value			
	Amount	Level I	Level II	Level III	Total
Financial Assets:					
Cash	$ 280,373	$ 280,373	—	—	$ 280,373
Accounts receivable	240,063	—	240,063	—	240,063
Receivable from clearing organization	10,524	—	10,524	—	10,524
Due from affiliates	14,330	—	14,330	—	14,330
Other assets	3,374	—	3,374	—	3,374
Financial Liabilities:					
Due to affiliates	127,019	—	127,019	—	127,019
Other Liabilities	5,688	—	5,688	—	5,688

The carrying amounts reported on the Statement of Financial Condition for Cash, Accounts receivable, Receivable from clearing organization, Due from affiliates, Other assets, Due to affiliates and Other liabilities approximate fair value due to the short term nature of these items.

NOTE 6 - NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its minimum net capital requirement in accordance with the Alternative Net Capital Requirement, as permitted by Rule 15c3-1. Under the Alternative Net Capital Requirement, the Company's minimum net capital requirement is $0.25 million. At December 31, 2018, the Company had net capital of $331.1 million, which exceeded the minimum net capital requirement by $330.8 million.

(dollars in thousands)

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, based on sections (k)(2)(i) and (k)(2)(ii).

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC. During the year ended December 31, 2018, the Company made distributions to the Member of $460.0 million. In January 2019, the Company made a cash distribution of $150.0 million to the Member.

NOTE 7 - RISK MANAGEMENT

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of investing activities.

The Company maintains its cash and securities owned with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits. However, the Company believes that the firm is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

The Company is subject to concentration risk by holding large positions in certain types of securities, including issuances from state and local government entities located in a particular geographic area, or issuers engaged in a particular industry. Securities owned by the Company include securities from primarily federal, state, city and local U.S. municipalities. Additionally, the Company is dependent on the services and businesses of East and other affiliates for the conduct of its business. As of December 31, 2018, four separate clients each individually accounted for 10%, 10%, 6% and 5% of the Company's accounts receivable balance.

NOTE 8 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2014-09 – In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09. ASU 2014-09 provides amendments to ASC 605, "Revenue Recognition" and creates ASC 606, "Revenue from Contracts with Customers," which changes the requirements for revenue recognition and amends the disclosure requirements. In August 2015, the FASB issued ASU No. 2015-14, "Deferral of the Effective Date," which provides amendments that defer the effective date of ASU 2014-09 by one year. In April 2016, the FASB issued ASU No. 2016-10, "Identifying Performance Obligations and Licensing," which provides clarification to identifying performance obligations and the licensing implementation guidance in ASU 2014-09. In May 2016, the FASB issued ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients," which provides clarification on certain issues identified in the guidance on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition in ASU 2014-09. The amendments in these updates are effective either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption, during interim and annual periods beginning after December 15, 2017, with early adoption permitted beginning after December 15, 2016.

The Company adopted ASU 2014-09 on January 1, 2018 using the modified retrospective method of transition, which requires a cumulative-effect adjustment as of the date of adoption. The Company did not have a cumulative-effect adjustment as of the date of adoption. Following the adoption of ASU 2014-09, success related advisory fees, for which payment is generally dependent on the closing of a strategic transaction, a financing arrangement or some other defined outcome, are considered variable

(dollars in thousands)

consideration as defined by the standard. ASU 2014-09 requires that revenue be recognized when it is probable that variable consideration will not be reversed in a future period. Accordingly, revenue recognition for such fees could be accelerated under ASU 2014-09 in rare circumstances, which will require careful analysis and judgment. Under legacy U.S. GAAP, the Company recognized such fees upon closing regardless of the probability of the outcome. The effect of the timing of revenue recognition could be material to any given reporting period. Furthermore, legacy U.S. GAAP allowed expenses related to underwriting transactions to be reflected net in related revenues. Under ASU 2014-09, those expenses are presented gross.

ASU 2016-01 - In January 2016, the FASB issued ASU No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 provides amendments to ASC No. 825, "Financial Instruments," which change the requirements for certain aspects of recognition, measurement and presentation of financial assets and liabilities and amend the disclosure requirements. The amendments in this update should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values are effective prospectively during interim and annual periods beginning after December 15, 2017, with early adoption not permitted. The adoption of this standard did not have a material impact on the Company's financial condition or disclosures thereto.

ASU 2016-02 - In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 supersedes ASC No. 840, "Leases," and includes requirements for the recognition of a right-of-use asset and lease liability on the balance sheet by lessees for those leases classified as operating leases under previous guidance. The amendments in this update are effective using a modified retrospective approach at the beginning of the earliest period presented, during interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2016-02 on January 1, 2019 using the modified retrospective approach. The adoption will result in the present value of the Company's lease commitments which have a term in excess of one year being reflected on the Company's Statements of Financial Condition as a long-term fixed asset with a corresponding long-term liability. The Company's lease commitments, as discussed in Note 9, relate to office space. The lease-related assets will be amortized to expense over the life of the leases and the liability, and related interest expense, will be reduced as lease payments are made over the life of the lease. The net impact on the Company's earnings is not expected to be materially different from the current expense related to leases as required under current U.S. GAAP, which is reflected in Service fees and affiliate contracts on the Statements of Income. The Company currently anticipates that it will record an estimated lease liability of approximately $43.0 million on its Statement of Financial Condition as of January 1, 2019, along with an associated right-of-use asset, which will reflect the lease liabilities recognized, subject to certain adjustments for lease incentives, associated with the Company's lease at 55 East 52nd St., New York, New York. The adoption of this standard is not anticipated to have a material impact on the Company's net capital.

ASU 2016-13 - In June 2016, the FASB issued ASU No. 2016-13, "Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). ASU 2016-13 provides amendments to ASC No. 326, "Financial Instruments - Credit Losses," which amend the guidance on the impairment of financial instruments and adds an impairment model (the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Entities will recognize an allowance for its estimate of expected credit losses as of the end of each reporting period. The amendments in this update are effective during interim and annual periods beginning after December 15, 2019, with early adoption permitted after December 15, 2018. The Company currently uses the specific identification method for establishing credit provisions and write-offs of its trade accounts receivable. The Company anticipates adopting ASU

(dollars in thousands)

2016-13 on January 1, 2020 and does not anticipate a material difference between the current method and the CECL model.

ASU 2016-15 - In August 2016, the FASB issued ASU No. 2016-15, "Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). ASU 2016-15 provides amendments to ASC No. 230, "Statement of Cash Flows," which provide guidance on the classification of certain cash receipts and payments in the statement of cash flows. The amendments in this update are effective retrospectively, or prospectively, if retrospective application is impracticable, during interim and annual periods beginning after December 15, 2017, with early adoption permitted. The adoption of this standard did not have a material impact on the Company's financial condition or disclosures thereto.

ASU 2018-13 - In August 2018, the FASB issued ASU No. 2018-13, *"Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement"* ("ASU 2018-13"). ASU 2018-13 provides amendments to ASC 820, *"Fair Value Measurements and Disclosures"* ("ASC 820"), which remove the requirements surrounding the disclosure and policy of transfers between fair value levels and the valuation processes for recurring Level 3 fair value measurements. In addition, ASU 2018-13 adds disclosure requirements for changes in unrealized gains and losses for Level 3 measurements and the range and weighted average of significant unobservable inputs used in Level 3 fair value measurements. The amendments in this update are effective during interim and annual periods beginning after December 15, 2019, with early adoption permitted. The amendments on changes in unrealized gains and losses and unobservable inputs for Level 3 measurements should be applied prospectively, and all other amendments in this update should be applied retrospectively. The Company is currently assessing the impact of this update on the Company's financial condition or disclosures thereto.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, Mexican, United Kingdom, Hong Kong, Singapore, Canadian and United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

Beginning in November 2016, several putative class actions were filed, and thereafter consolidated, in the U.S. District Court for the Eastern District of Texas relating to Adeptus Health Inc.'s ("Adeptus") June 2014 initial public offering and May 2015, July 2015 and June 2016 secondary offerings. Among others, the defendants included Adeptus and the underwriters in the offerings, including the Company. On April 19,

(dollars in thousands)

2017, Adeptus filed for Chapter 11 bankruptcy and was subsequently removed as a defendant. On November 21, 2017, plaintiffs filed a consolidated complaint that alleged as to the underwriters' violations of the Securities Act of 1933 in connection with the four offerings. The defendants filed motions to dismiss on February 5, 2018. On September 12, 2018, the defendants' motions to dismiss were granted as to the claims relating to the initial public offering and May 2015 secondary offering, but denied as to the claims relating to the July 2015 and June 2016 secondary offerings. The Company underwrote approximately 294 shares of common stock in the July 2015 secondary offering, representing an aggregate offering price of approximately $30.8 million, but did not underwrite any shares in the June 2016 secondary offering. On September 25, 2018, the plaintiffs filed an amended complaint relating to the July 2015 and June 2016 secondary offerings. On December 7, 2018, the plaintiffs filed a motion for class certification and the defendants filed an opposition to the motion on February 8, 2019.

Leases - In July 2006, the Company and Evercore Group Holdings L.P. ("EGH"), an affiliated entity, entered into a lease for an additional 124,000 square feet of office space at our principal executive offices at 55 East 52nd Street, New York, New York. The rental payment obligations under the lease for the Company and EGH are as follows:

$10.8 million within one year or less

$21.6 million in one to three years and

$15.2 million in three to five years

It is the intention of Evercore Inc. that EGH is the primary obligor under this lease arrangement. The Company pays its portion of the leased space as part of its service fee to East, a wholly owned subsidiary of EGH. The term of the lease expires on April 29, 2023.